SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 30, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated March 30, 2007, announcing that, as part of its "Passion for Innovation" sponsorship program, Dassault Systemes has helped Jean-Pierre Houdin demonstrate his theory of how the Great Pyramid of Kheops was built, using Dassault Systemes’ real-time 3D solutions.

Real-time 3D Helps to Finally Solve
the Mystery of the Great Pyramid of Kheops!

The Only Great Pyramid Construction Theory Presented
in Stereoscopic, Interactive 3D
Thanks to Dassault Systèmes’ Solutions

A real- time 3D experience also shared at: www.3ds.com/khufu

Paris, March 30 2007 - Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, announced that it today held a world premiere unveiling of the scientifically proven Great Pyramid construction theory with its creator, architect Jean-Pierre Houdin.

Dassault Systèmes’ real-time 3D solutions enabled Jean-Pierre Houdin to model and explore the pyramid in 3D and run simulations confirming his theory that the pyramid was built from the inside!

The secret of the Great Pyramid, the sole survivor of the Seven Wonders of the World, has fascinated people throughout time. Countless theories exist as to how it was built, but none stands up to analysis. In 1999, Houdin had an insight and decided to devote himself to developing his theory. Eight years of passion and research ensued, whereby he imagined the construction site of Kheops as the first industrial construction site in history. To further refine and test his theory, he called on Dassault Systèmes to help. As part of its "Passion for Innovation" sponsorship programme, DS decided to help Houdin solve the 4,500-year-old mystery with its real-time 3D solutions.

Real-time 3D at the service of history and science
DS’s real-time 3D solutions allowed Houdin to establish the first theory ever explaining the construction of the Great Pyramid from start to finish. The theory is founded on three foundations:

• • •
the use of an outside ramp to build the first 43 metres of the pyramid;

the use of an internal spiral ramp running behind the faces of the pyramid to complete the construction; and

the use of the Great Gallery to accommodate an ingenious system of counterweights to lift the heavy granite ceiling rafters (up to 63 tonnes) in the King's Funeral Chamber.

"Jean-Pierre Houdin's theory is not only interesting; it is coherent and revolutionary. Take the builders of that time seriously, he sees them as grand masters of construction, as real engineers," declares Egyptologist and pyramid specialist Rainer Stadelmann, ex-director of the German Institute of Archaeology in Cairo. Bob Brier, PhD, Egyptologist and world-renowned expert in the field of mummies adds: "Half-baked theories have been put forward about the Great Pyramid and until now none passed the test of sustained analysis. Jean-Pierre Houdin's theory is worth examining simply because of his rigorously scientific approach, which he supports with a large volume of field-based evidence." Both experts will accompany Houdin on a scientific expedition to the site.

Other participants in the March 30 conference include: Hui Duong Bui, member of the French Science Academy and research director at Polytechnique, who in 1986 conducted onsite Kheops microgravimetry measurements for the EDF Foundation; Marc Buonomo, project manager for Eiffel and the Millau viaduct; and Craig B. Smith, who has studied the construction of the Kheops pyramid in the light of modern project management techniques.

The final step for Houdin and Dassault Systèmes will be to prove the theory in real-life with non-invasive verification techniques conducted on the Kheops site.

The largest real-time 3D virtual reality auditorium in the world, a first for Dassault Systèmes and the Géode
Seven computers running Dassault Systèmes’ 3D Virtools solutions are linked in a network to recreate the Kheops construction site in 3D, exactly as it was 4,500 years ago. The system allows the presenter to move about the virtual site freely in response to the audience’s questions. This is a first, linking the real and virtual worlds via an immersive, interactive 3D experience.

Real-time 3D tools. A new era in communication
The event at the Géode is more than a simple demonstration. It marks a revolution, positioning real-time 3D as the communications medium of the 21st century. The universal language of 3D fosters information sharing: today's conference and the www.3ds.com/khufu website showcase the same real-time 3D technologies, enabling people all over the world to access the heart of the pyramid at will and participate in the revelation of Houdin's theory.

Dassault Systèmes has always been ahead of the times regarding 3D and its usage, with innovative applications in domains such as science, research, education and archaeology. “The Kheops event demonstrates the diversity of applications possible with “3D For All”, our strategy designed to benefit the general public’s daily lives with realistic interactive 3D experiences,” explains Dominique Florack, senior executive vice president, Products R&D, Dassault Systèmes.

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About Dassault Systèmes
As a world leader in 3D solutions and Product Lifecycle Management (or PLM), Dassault Systèmes brings added value to 90,000 customers in over 80 countries. Since 1981 Dassault Systèmes has pioneered the market for 3D software, developing and marketing PLM applications and services that anticipate tomorrow's industrial processes. DS software offers a 3-dimensional vision of the entire life cycle of a product, from the initial design phase through to operations and maintenance. The DS range includes CATIA virtual product design software, SolidWorks 3D mecanical design tools, DELMIA virtual production software, SIMULIA virtual simulation and testing software and the ENOVIA collaborative global life cycle management package, comprising ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is quoted on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) markets. For further information http://www.3ds.com/fr/

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or of its subsidiary companies in the USA and / or in other countries.

Press contacts

Mikiko Igarashi (AP) +81-3-5442-4138 mikiko_igarashi@ds-jp.com	Derek Lane (DS Americas) +1(818) 673-2243 derek_lane@ds-us.com	Virginie Blindenberg (DS EMEA) +33 1 65 84 54 15 virginie_blindenberg@ds-fr.com	Arnaud Malherbe (DS EMEA) +33 (0)1 55 49 87 73 arnaud_malherbe@ds-fr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date:  March 30, 2007
By:  /s/ Thibault de Tersant

Name: Thibault de Tersant
Title:  Executive Vice President, Finance and Administration